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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                  RULE 13d-102

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             ANIKA THERAPEUTICS INC.
                             -----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    035255108
                                    ---------
                                 (CUSIP Number)


                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

       [_] Rule 13d-1(b)

       [_] Rule 13d-1(c)

       [_] Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 035255108                   13G/A                   PAGE 2 OF 4 PAGES
                                      -----                  ------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HERBERT H. HASTINGS

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]

                                                                        (b) [_]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                         5      SOLE VOTING POWER

NUMBER OF                       NONE

SHARES                             --------------------------------------------
                         6      SHARED VOTING POWER*
BENEFICIALLY
                                800,000
OWNED BY

EACH                     7      SOLE DISPOSITIVE POWER

REPORTING                       NONE

PERSON                             --------------------------------------------
                         8      SHARED DISPOSITIVE POWER*
WITH
                                800,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.05%

12   TYPE OF REPORTING PERSON (See Instructions)

     IN


         *Consists of 800,000 shares held jointly by Herbert Hastings and Euretta Hastings, as to which shares they share voting and investment power.


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CUSIP NO. 035255108                   13G/A                   PAGE 3 OF 4 PAGES
                                      -----                  ------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EURETTA L. HASTINGS

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]

                                                                        (b) [_]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

                         5      SOLE VOTING POWER

NUMBER OF                       NONE

SHARES                             --------------------------------------------
                         6      SHARED VOTING POWER*
BENEFICIALLY
                                800,000
OWNED BY

EACH                     7      SOLE DISPOSITIVE POWER

REPORTING                       NONE

PERSON                             --------------------------------------------
                         8      SHARED DISPOSITIVE POWER*
WITH
                                800,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.05%

12   TYPE OF REPORTING PERSON (See Instructions)

     IN


         *Consists of 800,000 shares held jointly by Herbert Hastings and Euretta Hastings, as to which shares they share voting and investment power.


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CUSIP NO. 035255108                   13G/A                   PAGE 4 OF 4 PAGES
                                      -----                  ------------------

This Amendment No. 1 amends and supplements Item 4 of the statement on Schedule 13G, and the cover page thereto, filed on February 4, 2000, by Herbert Hastings and Euretta Hastings, with respect to Herbert Hastings' and Euretta Hastings' beneficial ownership of common stock issued by Anika Therapeutics Inc. Additionally, this Amendment No. 1 contains a Joint Filing Agreement entered into between Herbert Hastings and Euretta Hastings, attached hereto as Exhibit A.

Item 4.      Ownership.

             (a) Amount Beneficially Owned: 800,000 (see Note to Item 4(a)).

Note to Item 4(a): Includes 800,000 shares held jointly by Herbert Hastings and
                   Euretta Hastings, as to which shares they share voting and investment power.

             (b) Percent of Class (based on number of shares outstanding reported on the Issuer's Form 10-Q for the quarter ended 9/30/00):
                 8.05%.

             (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        0.

                  (ii) shared power to vote or to direct the vote: 800,000 (see Note to Item 4(a)).

                  (iii) sole power to dispose or to direct the disposition of:
                        0.

                  (iv) shared power to dispose or to direct the disposition of:
                       800,000 (see Note to Item 4(a)).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 23, 2001

Signature:    /s/ HERBERT H. HASTINGS                /s/ EURETTA L. HASTINGS
              -----------------------                -----------------------
                  Herbert H. Hastings                    Euretta L. Hastings


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                                    EXHIBIT A


                             Joint Filing Agreement

         Joint Filing Agreement, dated January 23, 2001, between Herbert H. Hastings and Euretta L. Hastings.

         The undersigned hereby agree that the Schedule 13G/A Statement to which this document is attached as Exhibit A is filed on behalf of each of them as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Date:    January 23, 2001                By: /s/ HERBERT H. HASTINGS
                                             ----------------------------------
                                             Herbert H. Hastings, an individual

                                         By: /s/ EURETTA L. HASTINGS
                                             ----------------------------------
                                             Euretta L. Hastings, an individual